Exhibit 99.1

Tims China Provides Update Regarding Nasdaq Listing Status and Anticipated Compliance and Operational Update

SHANGHAI and NEW YORK, January 10, 2025 (GLOBE NEWSWIRE) -- -- TH International Limited (Nasdaq: THCH) (the “Company”) today confirmed that the previously announced reverse split of the Company’s ordinary shares will be effective for marketplace purposes with the open of the The Nasdaq Stock Market LLC (“Nasdaq”) on Monday, January 13, 2025.

While the effectiveness date for the reverse split is within the 180-calendar day grace period previously granted by Nasdaq for the Company to regain compliance with the minimum $1.00 bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Rule”), the bid price for the Company’s ordinary shares will not have closed at $1.00 or above for the requisite minimum consecutive number of trading days – at least 10, generally not more than 20 – prior to the expiration of the applicable grace period on January 15, 2025. As such, the Company expects to receive a customary formal notice from Nasdaq on or about January 16, 2025, regarding its failure to evidence full compliance with the Rule during the grace period. Following receipt of such notice, the Company will have 7 calendar days to request a hearing before the Nasdaq Hearings Panel (the “Panel”) to address the deficiency, which request will stay any further action by Nasdaq at least until a hearing is held and any extension that may be granted by the Panel following the hearing expires, or the Company evidences full compliance with the Rule and its continued compliance with all other applicable continued listing criteria in the meantime. As a result of the reverse split on Monday, January 13, 2025, the Company expects to evidence compliance with the Rule as early as January 27, 2024; that is, for a minimum of 10 consecutive trading days; however, again, Nasdaq has the discretion to monitor the Company’s closing bid price for up to 20 trading days before determining compliance with the Rule.

The Company also announced that it surpassed 1,000 open and operating shops in the fourth quarter of 2024 and that its sub-franchise pipeline now stands at 6,200 applications.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com